Exhibit 99.2

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

The General Meeting of the Company will be held at
Level 5, 56 Pitt Street, Sydney NSW 2000
on Thursday, 19 March 2026 at 11:00am (AEDT).

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 2 8823 3179

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

Notice is hereby given that the general meeting of Shareholders of IperionX Limited (IperionX or Company) will be held at the Level 5, 56 Pitt Street, Sydney NSW 2000 on Thursday, 19 March 2026 at 11:00am (AEDT) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Tuesday, 17 March 2026 at 11:00am (AEDT).

The Company advises that a poll will be conducted for the Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

1	Resolution 1 – Issue of Options to Mr Anastasios Arima

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 1,203,964 Options to Mr Anastasios Arima (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Anastasios Arima (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Options (except a benefit solely by reason of being a holder of ordinary securities in the Company); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons)

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

2	Resolution 2 – Issue of Options to Mr Todd Hannigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 992,170 Options to Mr Todd Hannigan (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Options (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

3	Resolution 3 – Issue of Performance Rights to Mr Anastasios Arima

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 237,944 Performance Rights to Mr Anastasios Arima (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Anastasios Arima (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Performance Rights (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

4	Resolution 4 – Issue of Performance Rights to Mr Todd Hannigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 196,086 Performance Rights to Mr Todd Hannigan (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)
Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of Performance Rights (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons); and

(b)	an officer of the Company or any of its Child Entities who is entitled to participate in a termination benefit,

or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

BY ORDER OF THE BOARD

/s/ Mr Gregory Swan
Mr Gregory Swan
Company Secretary

Dated: 6 February 2026

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolution.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolution:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Overview
Section 4	Resolutions 1 and 2 – Issue of Options to Directors
Section 5	Resolutions 3 and 4 – Issue of Performance Rights to Directors
Schedule 1	Definitions
Schedule 2	Terms and Conditions of Options
Schedule 3	Terms and Conditions of Performance Rights

A Proxy Form is attached to the Notice.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for the Resolution.

2.1	Proxies

A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company; and

(c)
a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 11:00am (AEDT) on Tuesday, 17 March 2026, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above.  Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in the Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Overview

3.1	General

Mr. Todd Hannigan, a founder of IperionX, has served as the Company’s Executive Chair since May 24, 2021. Mr. Anastasios Arima, a founder of IperionX, has served as Chief Executive Officer and Managing Director since March 1, 2021.

As outlined in the fiscal year 2025 Remuneration Report, the compensation packages for both Mr. Hannigan and Mr. Arima include Total Fixed Remuneration (“TFR”), a Short-Term Incentive (“STI”), and a Long-Term Incentive (“LTI”).

3.2	Remuneration Framework

Overview

IperionX is a U.S.-based titanium technology and manufacturing company listed on both the ASX and Nasdaq. Our executives, employees, customers, and operating assets are overwhelmingly in the United States, and our strategy is anchored in building a low-cost and resilient U.S. titanium supply chain.

The Remuneration Framework for Key Management Personnel (“KMP”) is set by the Board and its Compensation Committee, with independent advice from Pearl Meyer (U.S.). It is designed to:

•	Compete for U.S. leadership talent in advanced manufacturing and hard-tech.

•	Align rewards to long-term shareholder value, strategic execution, and long-term success.

•	Reinforce multi-year commitment to scaling operations safely, reliably and profitably

•	Drive performance while managing risk, particularly during rapid commercial scale-up.

Our structure combines fixed remuneration with a meaningful “at-risk” component across short- and long-term incentives. Deliberately lower fixed pay and a higher proportion of performance-based long-term equity ensure executive outcomes closely mirror shareholder outcomes. A significant share of total compensation is contingent on achieving clearly defined milestones tied to value creation.  The table below provides an overview of the remuneration elements for fiscal year 2025.

Why our remuneration is benchmarked to the United States

IperionX is a founder-led, U.S.-based titanium metal technology and manufacturing company with a valuable, award-winning patented technology portfolio.

When we listed via a reverse takeover in 2020, we started with an early-stage mineral exploration asset in Tennessee, no proprietary technology, a market capitalisation of less than A$10 million (share price ~A$0.10), and less than A$2 million in cash. From these modest beginnings - and with the crucial support of our long-term shareholders - we have built an emerging leader in the U.S. titanium industry.

Today, by every operational and strategic measure, IperionX is a U.S. enterprise:

•	People and Leadership: Over 95% of our employees and the majority of our Board of Directors are U.S. citizens;

•	Operations: All operating assets - from our Virginia Titanium Campus, R&D centers in Utah and Virginia, to our Titan Critical Minerals Project in Tennessee - are located in the United States;

•	Customers and Suppliers: More than 90% of our customers and suppliers are U.S.-based, reflecting our strategic domestic supply chain focus;

•	Capital markets: Dual-listed on Nasdaq and ASX, with over 40% of our non-employee shareholders are U.S. domiciled; and

•
National strategic role: The U.S. Government has committed ~US$160 million in non-dilutive funding to accelerate the re-shoring of a domestic titanium supply chain. Beyond being our largest non-equity financier, the U.S. government is poised to become a major customer.

Given this footprint, the U.S. market is the appropriate reference point for recruiting, rewarding, and retaining the specialised leadership required to execute our growth strategy. Benchmarking to the U.S. ensures competitiveness for scarce talent, reinforces pay-for-performance, and aligns incentives with the markets, customers, and regulators most critical to IperionX’s long-term success.

Remuneration Mix

Executive remuneration includes fixed remuneration and performance-based remuneration (STI’s and LTI’s). The remuneration framework for fiscal 2025 comprised the following elements:

	Fixed Remuneration	Short-Term Incentive (STI)	Long-Term Incentive (LTI)
Purpose	Recognizes the requirements and responsibilities of the role	Drives the achievement of annual operational objectives	Encourages sustained long-term business growth and shareholder value
Target Opportunity (% of fixed remuneration)	Not applicable	Varies for each KMP	Varies for each KMP
Target Opportunity compared to Peer Group	25th percentile	25th percentile	Median
Delivery mechanism	Cash	Cash	Equity in the form of Performance Rights, Options, and RSUs
Performance criteria	None	Given the growth stage of the business, the Company uses milestone based KPI’s aligned to the strategic plan approved by the Board
•      Hurdles - “out-of-the-money” share price hurdles for Performance Rights and Options tied to significant shareholder value creation,
•      Service Period - 3-5 year service period requirements for Performance Rights and Restricted Stock Units (RSU’s)

Timeframe before reward is realized	Immediate	1 year	Subject to the achievement of performance and service conditions, over a period up to five years

To attract and retain executive talent with the skills and experience to deliver the Company’s strategy additional forms of remuneration including sign-on incentives, and other one-off incentives may be provided to executive KMP at the Board’s discretion.

Shareholder and Proxy Feedback

Over the past 12 months, the Chairman of the Compensation Committee, Mr. Vaughn Taylor, has engaged with a significant proportion of our shareholders. Throughout the year, the Company also engaged shareholders on a wide range of topics, including executive compensation, corporate governance, and environmental and social issues.

This ongoing engagement gives us valuable insight into shareholders’ perspectives and guides enhancements to our governance and disclosures. By actively addressing shareholder questions and concerns, we ensure that the matters most important to our investors remain at the forefront of our decision-making and strategic priorities.

It was pleasing to hear directly from many of our largest U.S. and Australian active long-term shareholders who are very supportive of our remuneration framework and that they recognise the need for a U.S. remuneration framework. We were also pleased to receive positive feedback from both shareholders and proxy advisors on our uplifted disclosures. In the order of full transparency, we have provided key feedback received and our responses below.

Proxy Advisor Feedback	Response
Given the Company is listed on the ASX as its primary listing, compensation structures and the remuneration framework should be based on Australian standard, not U.S. standard.
We value ASX standards; however, our remuneration framework is intentionally aligned with U.S. practices in light of our strategic focus on increased manufacturing investments, strong market fundamentals in the U.S. titanium sector, and our technology-driven business model. As we continue to expand our American operations and innovate in advanced titanium production, attracting and retaining top U.S. talent is critical to the long-term success of our business. By tailoring our compensation structure to the U.S. market, we are better positioned to drive long-term shareholder value and ensure the operational and commercial success of our titanium technologies.

Fixed remuneration pay reviews of more than 15% are substantial and should be limited
Fixed remuneration continues to grow at above average levels from a low base.
The market capitalization of the company has grown significantly over the last few years, which has resulted in a new peer group being selected by Pearl Meyer, which has also resulted in an increase in fixed remuneration levels.
As the Company continues to grow in complexity moving into commercialization phase and also continued growth in market capitalization, we expect to see growth in fixed remuneration above market averages.

You have a 30 June fiscal year end, however your remuneration measurement period is based on 31 December calendar year. You should align these.
While our primary listing is on the ASX, we operate to calendar year with regards to our business plan, budgeting and targets, which is standard for a US operating company. Rather than incurring the unnecessary financial expense of varying our financial year for audited financial statements, especially now we now have to comply with the Sarbanes Oxley Act in the US, we will ultimately make a decision to align the two around a potential redomicile event in the future.

We are use to STI targets that are tied to quantitative financial targets (revenue, earnings, margins etc.) and quantitative operational targets (production rates etc.).
The board believes that the current approach to STI measurements is the best approach given the growth and scale up stage of the business. We are not yet at the stage of implementing such STI financial and operational targets. However, we envisage our STI targets will shift to these financial and operational metrics over time as the business moves into steady state production.

Provide more information on the peer group comparisons that influence KMP compensation reviews	Following this feedback, we have included the Peer Group in this year’s remuneration report.
Preference for KMP performance based incentives to be a number of measures, not just share price, with a preference of > 50% of LTI being performance based.
Historically, more than 50% of LTIs on issue have been performance-based. Following the recent remuneration and benchmarking review by Pearl Meyer, the new company LTI plan has been aligned to long term value creation with a higher weighting on performance linked equity versus time-based equity.
For KMP, performance-based incentives now comprise more than 50% and, in some cases, more than 80% for the CEO, President and Executive Chairman. Further, these LTI awards are issued with share price targets or exercise price targets that are significantly “out of the money” at the time of issuance. LTI issuances also have a minimum 3-year service period, in some cases 5-years, before the equity vests and/or accessible by the KMP.

LTIs granted to KMP should have a minimum 3-year cliff vesting profile, not annual vesting
This has been incorporated into the new LTI plan designed by Pearl Meyer. Performance Shares have a 4-year service period requirement and RSU’s have a 3-year service period requirement. No annual vesting.

To remove potential risk of conflict, any equity grants for Non-Executive Directors (NED) should have a vesting profile of no longer than one (1) year, and if the NED resigns, there should be a pro-rata allocation up to the date of resignation.
This has been incorporated into the new LTI plan designed by Pearl Meyer

Remuneration Benchmarking Overview

Over the course of fiscal year 2025, the Compensation Committee engaged Pearl Meyer, a U.S.-based independent remuneration consultant, to review IperionX’s remuneration structure, policy, and strategy for executives and employees. This review was prompted by the Company’s significant growth since the last benchmarking exercise and by stakeholder feedback on previous Remuneration Reports. Looking ahead, the Company intends to review its peer group annually.

Pearl Meyer benchmarked IperionX against comparable U.S. businesses, reflecting IperionX’s position as a U.S.-based technology and metals manufacturing company rather than a ASX resource company. The resulting framework emphasizes:

•	Retaining key employees and attracting skilled talent to advance disruptive titanium technologies within the realities of competing in a highly competitive U.S. market; and

•	Aligning executive compensation with complex development and commercial initiatives over multi-year horizons to create long-term shareholder returns.

Key characteristics of the 15 selected U.S. peers include:

•	Industry – Vertically integrated metals, specialty chemicals, 3D printing, and manufacturing technology companies, mirroring IperionX’s business model; and

•	Stage – A mix of both operating and developing companies, encompassing pre-revenue/profit and post-revenue/profit organizations.

When analyzing benchmarking data, Pearl Meyer considered:

•
Size and Complexity – The peer group includes companies of varying maturity levels and revenue and cash flow profiles, which can create compensation differences. To address this, data was segmented at a US$2 billion enterprise value threshold as a proxy for the stage of the business cycle; and

•	Role Comparison – Individual roles at IperionX were assessed to ensure like-for-like benchmarking with comparable positions in the peer group.

Peer Group

The table below is the selected group of peers from the remuneration review with Pearl Meyer that has informed the TFR, STI targets and LTI allocations for KMP. This peer group has not changed for fiscal year 2026.

Company	GICS Industry	Headquarters	Market Cap @ 2/1/25	TSR as of 2/1/25 1-Yr	3-Yr	5-Yr
Tronox Holdings plc	Commodity Chemicals	Stamford, CT	$1,622	-24%	-21%	+7%
Kaiser Aluminum Corporation	Aluminum	Franklin, TN	$1,116	+11%	-6%	-3%
Minerals Technologies Inc.	Specialty Chemicals	New York, NY	$2,446	+13%	+3%	+8%
Century Aluminum Company	Aluminum	Chicago, IL	$1,696	+67%	+5%	+28%
Materion Corporation	Diversified Metals and Mining	Mayfield Heights,	$2,096	-16%	+7%	+14%
Metallus Inc.	Steel	Canton, OH	$635	-28%	+0%	+19%
Compass Minerals International, Inc.	Diversified Metals and Mining	Overland Park, KS	$483	-49%	-40%	-26%
Proto Labs, Inc.	Industrial Machinery and Supplies and	Maple Plain, MN	$1,023	+13%	-5%	-17%
3D Systems Corporation	Industrial Machinery and Supplies and	Rock Hill, SC	$488	-25%	-42%	-20%
Luxfer Holdings PLC	Industrial Machinery and Supplies and	Milwaukee, WI	$379	+81%	-1%	+1%
Piedmont Lithium Inc.	Diversified Metals and Mining	Belmont, NC	$285	-42%	-43%	+2%
Energy Fuels Inc.	Coal and Consumable Fuels	Lakewood, CO	$1,508	-32%	-6%	+30%
Origin Materials, Inc.	Commodity Chemicals	West Sacramento,	$134	+76%	-43%	n/a
Solid Power, Inc.	Automotive Parts and Equipment	Louisville, CO	$251	-18%	-40%	n/a
TMC the metals company Inc.	Diversified Metals and Mining	Vancouver, BC	$557	+26%	+4%	n/a
75th Percentile			*$1,565*	*+20%*	*+2%*	*+15%*
Median			*$635*	*-16%*	*-6%*	*+4%*
25th Percentile			*$431*	*-26%*	*-40%*	*-7%*
Converted to USD*						
IperionX Limited		**South Boston, Virginia**	**$829**	**+132%**	**+68%**	**+109%**
Percentile Rank			**54%**	**Highest**	**Highest**	**Highest**
In AUD						
IperionX Limited			**AUD 1,336**	**+132%**	**+68%**	**+109%**

Beyond the selected peer group, survey data was also evaluated. Where both peer group and survey data were available, a weighted average was used to determine competitive market rates, assigning greater weight to proxy compensation data for KMP.

At this stage, the large U.S. titanium and advanced metal manufacturers - including Howmet Aerospace, Carpenter Technology, and ATI - were not included in the peer group. While these companies produce a range of titanium products for similar end markets and represent potential competitors for executive and managerial talent, their larger size, valuation, and complexity currently set them apart for benchmarking. However, they remain prospective peers for future benchmarking reviews as IperionX grows.

Benchmarking Outcomes

The benchmarking review revealed that total remuneration - encompassing fixed remuneration and both STI and LTI awards - for KMP was below the 25th percentile of the sub-$2 billion enterprise value peer group. This gap was even more pronounced when the entire peer group was considered.

To ensure that IperionX can effectively attract, retain, and motivate high-calibre Executive KMP, in fiscal year 2025, the Compensation Committee approved a revised executive remuneration framework, which includes:

•	Target Total Cash Compensation: Positioned near the 25th percentile of the peer group;

•	Target Total Compensation: Positioned near the median of the peer group; and

•
Remuneration Mix Weightings - Weighted more heavily toward “at-risk” components that reflect both immediate priorities and longer-term strategic objectives. In determining the remuneration mix, the Company places greater emphasis on long-term incentives, aligned with the extended timelines required to achieve its strategic goals, retaining talent and deliver sustained shareholder value.

The executive remuneration framework has not changed for fiscal year 2026 and the proposed LTI issuances to Mr Hannigan and Mr Arima, which Resolutions 1 to 4 are seeking shareholder approval for, fall within this remuneration framework and peer group analysis as outlined above. The proposed Option strike prices and Performance Rights performance hurdles are significantly “out of the money” and set between 250-350% above the closing share price of A$6.76 on 2 February 2026, resulting in very strong alignment between shareholder valuation creation and proposed LTIs to Mr Hannigan and Mr Arima.

	Mr Hannigan	Mr Arima
Value of LTI Award (USD)	US$2,132,323	US$2,587,500
Options (75% weighting)
Total Options – 992,170
-          Strike price - A$18/share – 465,410
-          Strike price - A$22/share – 526,760
Fair Market Value – using Black Scholes
-          Strike price - A$18/share – A$2.49/share
-          Strike price - A$22/share – A$2.20/share
Vesting – 4-year continuous service with the Company
Expiry Date – 5 years

Total Options – 1,203,964
-          Strike price - A$18/share – 564,759
-          Strike price - A$22/share – 639,205
Fair Market Value – using Black Scholes
-          Strike price - A$18/share – A$2.49/share
-          Strike price - A$22/share – A$2.20/share
Vesting – 4-year continuous service with the Company
  Expiry Date – 5 years

Performance Rights (25% weighting)
Total Performance Rights – 196,086
Performance Hurdle – 30-day VWAP of      A$18/share
Fair Market Value – using Monte Carlo Simulation – A$3.94
Expiry – 5 years
Measurement Period – 4 years
Vesting – achieve share price, 4-year continuous service with the Company, plus additional 1-year lockup.

Total Performance Rights – 237,944
Performance Hurdle – 30-day VWAP of A$18/share
Fair Market Value – using Monte Carlo Simulation – A$3.94
Expiry – 5 years
Measurement Period – 4 years
Vesting – achieve share price, 4-year continuous service with the Company, plus additional 1-year lockup.

4	Resolutions 1 and 2 – Issue of Options to Directors

4.1	General

Resolutions 1 and 2 seek Shareholder approval pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Part 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes to issue (in aggregate) up to 2,196,134 Options to Messrs Arima and Hannigan (and/or their respective nominee(s)).

The Company is proposing to issue:

(a)	up to 1,203,964 Options to Mr Anastasios Arima (and/or his nominee(s)) (Resolution 1) as follows:

(i)	564,759 Options, exercisable at A$18.00 each, expiring five (5) years from date of issue, and vesting after four (4) years continuous service to the Company from date of issue; and

(ii)	669,205 Options, exercisable at A$22.00 each, expiring five (5) years from date of issue, and vesting after four (4) years continuous service to the Company from date of issue;

(b)	up to 992,170 Options to Mr Todd Hannigan (and/or his nominee(s)) (Resolution 2) as follows:

(i)	465,410 Options, exercisable at A$18.00 each, expiring five (5) years from date of issue, and vesting after four (4) years continuous service to the Company from date of issue; and

(ii)	526,760 Options, exercisable at A$22.00 each, expiring five (5) years from date of issue, and vesting after four (4) years continuous service to the Company from date of issue.

Refer to Section 3 for details on the Company's remuneration framework and benchmarking review undertaken by Pearl Meyer.

The terms and conditions of the Options are detailed in Schedule 2.

Resolutions 1 and 2 are ordinary resolutions.

The Chair intends to exercise all available proxies in favour of Resolutions 1 and 2.

4.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a Related Party of the public company, the public company or entity must:

(a)	obtain the approval of its shareholders in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months of such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

Messrs Arima and Hannigan are Directors and therefore are related parties of the Company for the purposes of section 208 of the Corporations Act.

The Board has determined to seek Shareholder approval pursuant to section 208 of the Corporations Act for Resolutions 1and 2.

4.3	Section 200B of the Corporations Act

In accordance with section 200B of the Corporations Act, a company may only give a person a benefit in connection with their retirement from a managerial or executive office, or position of employment, in the Company or a related body corporate if:

(a)	it is approved by shareholders under section 200E of the Corporations Act; or

(b)
an exemption applies (for example, where the benefit together with other benefits does not exceed the payment limits set out in the Corporations Act, including where the aggregate benefits do not exceed one year’s average base salary).

Section 200B of the Corporations Act applies where the benefit is given to, among other persons, a person whose details were included in the Director's Report for the previous financial year. Messrs Arima and Hannigan's details were included in the FY2025 Director's Report.

A benefit includes (among other things) automatic, or accelerated, vesting of share-based payments for a person, on, or as a result of, retirement from their position in the company.

The terms of the Options provide that:

(i)
if a Qualifying Termination occurs, and subject to Shareholder approval, the Options that would have vested within one year after the Qualifying Termination, shall vest upon termination of Mr Arima or Mr Hannigan's employment (as applicable), being the date of the Qualifying Termination; and

(ii)
the Board has a discretion to waive any or all vesting conditions applicable to the Options in circumstances where the relevant person ceases to be employed or engaged by the Company prior to the satisfaction of the vesting conditions being met and is considered by the Board (acting in good faith) to be a good leaver which should entitle the person to receive the vesting of some or all of the Options (together, the Potential Options Retirement Benefits). The Board has formed the view that, should this occur, the affected Options may constitute a benefit in connection with Messrs Arima or Hannigan's retirement from office under section 200B of the Corporations Act.

One of the benefits for which approval is sought under Resolutions 1 and 2 is the potential for Shares to be issued to Mr Arima or Mr Hannigan (and/or their respective nominee(s)) upon the conversion of the Options as a result of the automatic vesting of the Options upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions.

The Company is therefore seeking Shareholder approval under section 200B of the Corporations Act in connection with the Potential Options Retirement Benefits to be granted to Mr Arima or Mr Hannigan pursuant to Resolutions 1 and 2.

4.4	Specific information required by section 200E of the Corporations Act

The following additional information in relation to Resolutions 1 and 2 is provided to Shareholders for the purposes of section 200E of the Corporations Act:

(a)
the amount or value of the benefit relating to the Options pursuant to Resolution 1or 2 to be held by Messrs Arima or Hannigan (and/or their respective nominee(s)) which may arise in connection with their retirement from a managerial or executive office cannot presently be ascertained (please refer to Section 4.5(d) for an estimate of the current value of the Options (if they were on issue)). However, matters, events and circumstances that will, or are likely to affect the calculation of that amount or value include:

(i)	the number of Options held prior to ceasing employment;

(ii)	the outstanding conditions (if any) of vesting of the Options;

(iii)	the circumstances of, or reasons for, ceasing employment or engagement with the Company and whether it constitutes a Qualifying Termination;

(iv)	the length of service with the Company and performance over that period of time;

(v)	the market price of the Shares on ASX at the relevant time when the amount or value of the Options is determined;

(vi)	any changes in law; and

(vii)	the risk-free rate of return in Australia and the estimated volatility of the Shares on ASX at the relevant time; and

(b)
the Company intends to calculate the value of the benefit relating to the Options at the relevant time based on the above factors. The Options have an estimated value as set out below in section 4.5(e).

4.5	Specific information required by section 219 of the Corporations Act

The following information in relation to Resolutions 1 and 2 is provided to Shareholders for the purposes of section 219 of the Corporations Act:

(a)	The financial benefits relating to the issue of the Options are being provided to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 2.

(b)	The maximum number of Options to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 1,203,964 Options pursuant to Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 992,170 Options pursuant to Resolution 2.

(c)
The Options are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of Performance Rights to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan. The Options will be granted to Messrs Arima and Hannigan (and/or their nominee(s)) on the terms and conditions in Schedule 2.

(d)
The number of Options are considered appropriate based on the objectives of limiting the dilution of existing Shareholders upon the conversion of Options whilst also appropriately remunerating the Directors and aligning their interests with Shareholders.

(e)
The Options have an estimated value as set out below. As a result, the total value attributed to the Options to be issued to Mr Arima (and/or his nominees) would be approximately US$1,940,625 and the total value attributed to the Options to be issued to Mr Hannigan (and/or his nominees) would be approximately US$1,599,242.

LTI Award – Options
Methodology	Black Scholes
Valuation date	February 2, 2026
Share price at valuation date (A$)	A$6.76
Expiry date	5 years from date of issue
Risk free rate (%)	4.10%
Volatility (%)	67.0% - 5 years
Dividend yield	Nil
Fair value, rounded (A$)	A$18.00 exercise price		A$22.00 exercise price
	A$2.49 fair value		A$2.20 fair value
Recipient	Mr Hannigan		Mr Arima
Number Options	A$18.00 exercise price	A$22.00 exercise price	A$18.00 exercise price	A$22.00 exercise price
	465,410	526,760	564,759	639,205
Total value	US$1,599,242		US$1,940,625

(f)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$575,000 per annum and a discretionary performance bonus target of US$403,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 7,307,418 Performance Rights (of which 6,000,000 have vested and converted and 1,307,418 remain unvested) and 1,375,910 RSUs (of which 637,334 have vested and converted and 738,576 remain unvested); and

(ii)
Mr Todd Hannigan consists of a salary of US$402,000 per annum and a discretionary performance bonus target of up to US$282,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 4,418,906 Performance Rights (of which 3,500,000 have vested and converted and 918,906 remain unvested) and 773,130 RSUs (of which 318,666 have vested and converted and 454,464 remain unvested).

(g)	As at the date of the Notice, Messrs Arima and Hannigan's interests in the securities of the Company are as follows:

Name	Shares	Options	Performance Rights	RSUs
Todd Hannigan	25,903,109	-	918,906	454,464
Anastasios Arima	11,739,782	625,000	1,307,418	738,576

(h)
There may be a perceived cost to the Company arising from the issue of the Options (and the Shares upon their vesting). However, the benefits of incentivising the Directors to align each of their respective interests with Shareholders should also be considered.

(i)
If all the Options subject to Resolutions 1 and 2 and all the Performance Rights subject to Resolutions 3 and 4 are converted into Shares, a total of 2,630,164 Shares would be issued. This will increase the number of Shares on issue from 336,322,679 (being the total number of Shares on issue as at the date of the Notice) to 338,952,843 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.8%.

(j)	The historical quoted price information for Shares on ASX for the last twelve months from the date of the Notice is as follows:

Shares	Price	Date
Highest	A$9.205	15 October 2025
Lowest	A$2.07	9 April 2025
Last	A$5.78	6 February 2026

(k)
Mr Anastasios Arima has an interest in Resolution 1and therefore believes it inappropriate to make a recommendation. The Board (excluding Mr Arima) recommends that Shareholders vote in favour of Resolution 1.

(l)
Mr Todd Hannigan has an interest in Resolution 2 and therefore believes it inappropriate to make a recommendation. The Board (excluding Mr Hannigan) recommends that Shareholders vote in favour of Resolution 2.

(m)	A voting exclusion statement is included in the Notice for Resolutions 1 and 2.

(n)
Other than the information above and otherwise detailed in the Notice, the Company believes there is no there is no other information that would be reasonably required by Shareholders to pass Resolutions 1 and 2.

4.6	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue Equity Securities to:

(a)	a Related Party;

(b)	a person who is, or was at any time in the six months before the issue or agreement, a substantial (30%+) holder in the company;

(c)
a person who is, or was at any time in the six months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in (a) to (c); or

(e)	a person whose relationship with the company or a person referred to in (a) to (d) is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders,

unless it obtains shareholder approval.

The issue of the Options to Messrs Arima and Hannigan (and/or their respective nominee(s)) falls within paragraph (a) above (being Listing Rule 10.11.1), as Messrs Arima and Hannigan are related parties to the Company, and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of Shareholders under Listing Rule 10.11.

Resolution 1 seeks the required Shareholder approval to issue up to 1,203,964 Options to Mr Anastasios Arima (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

Resolution 2 seeks the required Shareholder approval to issue up to 992,170 Options to Mr Todd Hannigan (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

If Resolution 1 or 2 is passed, the Company will be able to proceed with the issue of the relevant Options to the relevant Director (and/or his nominee(s)) and pursuant to Listing Rule 7.2 (exception 14), the issue of the relevant Options will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 1 or 2 is not passed, the Company will not be able to proceed with the issue of the relevant Options to the relevant Director (and/or his nominee(s)), as part of their Director compensation arrangements and the Company will need to find alternative measures to compensate its Directors.

4.7	Listing Rule 6.23.3

Listing Rule 6.23.3 provides that a change affecting an option (which includes an Option or Performance Right) cannot be made if it has the effect of reducing the exercise price, increasing the period of exercise or increasing the number of securities received on exercise of an option.

The exercise of a general discretion to waive a performance hurdle or milestone notwithstanding that the hurdle or milestone has not been achieved is generally considered by ASX to be an increase in the period for exercising the option that is prohibited by Listing Rule 6.23.3 on the basis that the option might vest in circumstances where it otherwise would not have vested as a result of the change.

In order for the Board to exercise its discretion to waive a Vesting Condition which attaches to the Option (as described in Section 4.3), the Company will need request a waiver from Listing Rule 6.23.3 to permit the Board to waive the Vesting Condition as a change to the terms of the Option. Any waiver granted by ASX will likely be conditional on Shareholder approval of the changes to the terms of the Option.

4.8	Listing Rule 10.19

Listing Rule 10.19 provides that without approval of shareholders, an entity must ensure that no officer of the entity or any of its Child Entities will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that may become payable to all officers together exceed 5% of the equity interests of the entity as set out in the latest accounts given to ASX under the Listing Rules (5% Threshold). For the purpose of the Listing Rules, termination benefits include payments, property and advantages that are receivable on termination of engagement with the Company.

Shareholder approval of the benefits that may be given to Messrs Arima and Hannigan (and/or their respective nominee(s)) by virtue of the conversion of the Options as a result of the automatic vesting of the Option upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan's employment is sought under Listing Rule 10.19.

Depending upon the value of the termination benefits associated with the Options (see Section 4.4), based on factors including the circumstances of, or reasons for, Messrs Arima or Hannigan ceasing employment or engagement with the Company and the conversion of the Options as a result of the automatic vesting of the Options upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan's employment with the Company and the equity interests of the Company at the time such benefits may crystallise, the value of the termination benefits the subject of Resolutions 1 and 2 may exceed the 5% Threshold. Shareholder approval is being sought for the purposes of Listing Rule 10.19 in order to give the Company flexibility, in case the value of the termination benefits (whether alone or in aggregate with other termination benefits) exceeds the 5% Threshold.

If Resolutions 1 or 2 are passed, the Company will be able to provide termination benefits associated with the Options to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) which may exceed the 5% Threshold to Messrs Arima or Hannigan (as applicable) in connection with Messrs Arima or Hannigan (as applicable) ceasing to hold a managerial or executive office in the Company.

If Resolutions 1 or 2 are not passed, the Company will not be able to provide termination benefits associated with the Options to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) where those termination benefits along with termination benefits payable to all officers together exceed the 5% Threshold.

4.9	Specific information required by Listing Rule 10.13

The following information in relation to Resolutions 1 and 2 is provided to Shareholders for the purposes of Listing Rule 10.13:

(a)	The Options will be issued to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 2.

(b)
Messrs Arima and Hannigan fall within Listing Rule 10.11.1 as they are related parties of the Company by virtue of being Directors. Any party they respectively nominate to receive Options may fall within category 10.11.4 of the Listing Rules as an associate of that Director.

(c)	The maximum number of Options to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 1,203,964 Options pursuant to Resolution 1; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 992,170 Options pursuant to Resolution 2.

(d)	The material terms of the Options are detailed in Schedule 2.

(e)	The Options will be issued no later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(f)	The Options will be granted for nil consideration. Accordingly, no funds will be raised by the issue of the Options.

(g)
The Options are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of Options to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan.

(h)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$575,000 per annum and a discretionary performance bonus target of US$403,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 7,307,418 Performance Rights (of which 6,000,000 have vested and converted and 1,307,418 remain unvested) and 1,375,910 RSUs (of which 637,334 have vested and converted and 738,576 remain unvested); and

(ii)
Mr Todd Hannigan consists of a salary of US$402,000 per annum and a discretionary performance bonus target of up to US$282,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 4,418,906 Performance Rights (of which 3,500,000 have vested and converted and 918,906 remain unvested) and 773,130 RSUs (of which 318,666 have vested and converted and 454,464 remain unvested).

(i)	There is no agreement associated with the grant of the Options.

(j)	A voting exclusion statement is included in the Notice for Resolutions 1 and 2.

4.10	Board recommendation

The Board (excluding Mr Anastasios Arima) recommends that Shareholders vote in favour of Resolution 1.

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 2.

5	Resolutions 3 and 4 – Issue of Performance Rights to Directors

5.1	General

Resolutions 3 and 4 seek Shareholder approval pursuant to and in accordance with Listing Rules 10.11 and 10.19, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Part 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes to issue (in aggregate) up to 434,030 Performance Rights to Messrs Arima and Hannigan (and/or their respective nominee(s)).

The Company is proposing to issue:

(a)
up to 237,944 Performance Rights to Mr Anastasios Arima (and/or his nominee(s)) (Resolution 3) that vest and convert into an equivalent number of ordinary shares upon Mr Arima having served four (4) years of continuous service with the Company from the date of issue and satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$18.00 per share at any time prior to 4 years from the date of issue

(b)
up to 196,086 Performance Rights to Mr Todd Hannigan (and/or his nominee(s)) (Resolution 4) that vest and convert into an equivalent number of ordinary shares upon Mr Hannigan having served four (4) years of continuous service with the Company from the date of issue and satisfaction of a performance condition of the Company having a 30-day VWAP on ASX of at least A$18.00 per share at any time prior to 4 years from the date of issue

(together, the Performance Criteria).

In addition to the required four (4) years of continuous service as part of the Performance Criteria, the Performance Rights, together with any Shares issued upon conversion of the Performance Rights, will be subject to voluntary escrow for an additional one (1) year.

Refer to Section 3 for details on the Company's remuneration framework and benchmarking review undertaken by Pearl Meyer.

For CEO and Managing Director, Mr Anastasios Arima, the proposed issue of up to 237,944 Performance Rights is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

For Executive Chairman, Mr Todd Hannigan, the proposed issue of up to 196,086 Performance Rights is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

The terms and conditions of the Performance Rights are detailed in Schedule 3.

Resolutions  3 and 4 are ordinary resolutions.

The Chair intends to exercise all available proxies in favour of Resolutions 3 and 4.

5.2	Chapter 2E of the Corporations Act

Refer to Section 4.2 for a summary of Chapter 2E of the Corporations Act.

The Board has determined to seek Shareholder approval pursuant to section 208 of the Corporations Act for Resolutions 3 and 4.

5.3	Section 200B of the Corporations Act

Refer to Section 4.3 for a summary of section 200B of the Corporations Act.

The terms of the Performance Rights provide that: (i) if a Qualifying Termination occurs, and subject to Shareholder approval, the Performance Rights that would have vested within one year after the Qualifying Termination, shall vest upon termination of Mr Arima or Mr Hannigan's employment (as applicable), being the date of the Qualifying Termination; and (ii) the Board has a discretion to waive any or all vesting conditions applicable to the Performance Rights in circumstances where the relevant person ceases to be employed or engaged by the Company prior to the satisfaction of the performance criteria being met and is considered by the Board (acting in good faith) to be a good leaver which should entitle the person to receive the vesting of some or all of the Performance Rights (together, the Potential Performance Right Retirement Benefits). The Board has formed the view that, should this occur, the affected Performance Rights may constitute a benefit in connection with Messrs Arima or Hannigan's retirement from office under section 200B of the Corporations Act.

One of the benefits for which approval is sought under Resolutions 3 and 4 is the potential for Shares to be issued to Mr Arima or Mr Hannigan (and/or their respective nominee(s)) upon the conversion of the Performance Rights as a result of the automatic vesting of the Performance Rights upon the occurrence of a Qualifying Termination or waiving of the Performance Criteria.

The Company is therefore seeking Shareholder approval under section 200B of the Corporations Act in connection with the Potential Performance Right Retirement Benefits to be granted to Mr Arima or Mr Hannigan pursuant to Resolutions 3 and 4.

5.4	Specific information required by section 200E of the Corporations Act

The following additional information in relation to Resolutions 3 and 4 is provided to Shareholders for the purposes of section 200E of the Corporations Act:

(a)
the amount or value of the benefit relating to the Performance Rights pursuant to Resolution 3 or 4 to be held by Messrs Arima or Hannigan (and/or their respective nominee(s)) which may arise in connection with their retirement from a managerial or executive office cannot presently be ascertained (please refer to Section 5.5(d) for an estimate of the current value of the Performance Rights (if they were on issue)). However, matters, events and circumstances that will, or are likely to affect the calculation of that amount or value include:

(i)	the number of Performance Rights held prior to ceasing employment;

(ii)	the outstanding conditions (if any) of vesting of the Performance Rights;

(iii)	the circumstances of, or reasons for, ceasing employment or engagement with the Company and whether it constitutes a Qualifying Termination;

(iv)	the length of service with the Company and performance over that period of time;

(v)	the market price of the Shares on ASX at the relevant time when the amount or value of the Performance Rights is determined;

(vi)	any changes in law; and

(vii)	the risk-free rate of return in Australia and the estimated volatility of the Shares on ASX at the relevant time; and

(b)
the Company intends to calculate the value of the benefit relating to the Performance Rights at the relevant time based on the above factors. The Performance Rights have an estimated value as set out below in section 5.5(e).

5.5	Specific information required by section 219 of the Corporations Act

The following information in relation to Resolutions 3 and 4 is provided to Shareholders for the purposes of section 219 of the Corporations Act:

(a)	The financial benefits relating to the issue of the Performance Rights are being provided to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 4.

(b)	The maximum number of Performance Rights to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 237,944 Performance Rights pursuant to Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 196,086 Performance Rights pursuant to Resolution 4.

(c)
The Performance Rights are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of Performance Rights to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan. The Performance Rights will be granted to Messrs Arima and Hannigan (and/or their nominee(s)) on the terms and conditions in Schedule 3.

(d)
The number of Performance Rights are considered appropriate based on the objectives of limiting the dilution of existing Shareholders upon the conversion of Performance Rights whilst also appropriately remunerating the Directors and aligning their interests with Shareholders.

(e)
The Performance Rights have an estimated value as set out below. As a result, the total value attributed to the Performance Rights to be issued to Mr Arima (and/or his nominees) would be approximately US$646,875 and the total value attributed to the Performance Rights to be issued to Mr Hannigan (and/or his nominees) would be approximately US$533,081.

LTI Award Options
Methodology	Monte Carlo
Iterations	100,000
Valuation date	February 2, 2026
Start of performance period	February 2, 2026
Share price at start of performance period (A$)	A$6.76
End of performance period	February 2, 2030
Lock-up period	February 2, 2031
Expiry date	February 2, 2031
Conversion Price	Calculated based on VWAP 30 days (20 trading days)
Risk free rate (%)	4.31%
Volatility (%)	66.4%
Dividend yield	nil
Performance Hurdle	A$18.00 VWAP for 30 days (20 trading days)
Fair value, rounded (A$)	A$3.94
Recipient	Mr Hannigan	Mr Arima
Number Performance Rights	196,086	237,944
Total value	US$533,081	US$646,875

(f)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$575,000 per annum and a discretionary performance bonus target of US$403,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 7,307,418 Performance Rights (of which 6,000,000 have vested and converted and 1,307,418 remain unvested) and 1,375,910 RSUs (of which 637,334 have vested and converted and 738,576 remain unvested); and

(ii)
Mr Todd Hannigan consists of a salary of US$402,000 per annum and a discretionary performance bonus target of up to US$282,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 4,418,906 Performance Rights (of which 3,500,000 have vested and converted and 918,906 remain unvested) and 773,130 RSUs (of which 318,666 have vested and converted and 454,464 remain unvested).

(g)	As at the date of the Notice, Messrs Arima and Hannigan's interests in the securities of the Company are as follows:

Name	Shares	Options	Performance Rights	RSUs
Todd Hannigan	25,903,109	-	918,906	454,464
Anastasios Arima	11,739,782	625,000	1,307,418	738,576

(h)
There may be a perceived cost to the Company arising from the issue of the Performance Rights (and the Shares upon their vesting) for nil cash consideration. However, the benefits of incentivising the Directors to achieve their performance criteria and aligning each of their respective interests with Shareholders should also be considered, and are the key purposes for the proposed issue of Performance Rights.

(i)
If all the Options subject to Resolutions 1 and 2 and all the Performance Rights subject to Resolutions 3 and 4 are converted into Shares, a total of 2,630,164 Shares would be issued. This will increase the number of Shares on issue from 336,322,679 (being the total number of Shares on issue as at the date of the Notice) to 338,952,843 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.8%.

(j)	The historical quoted price information for Shares on ASX for the last twelve months from the date of the Notice is as follows:

Shares	Price	Date
Highest	A$9.205	15 October 2025
Lowest	A$2.07	9 April 2025
Last	A$5.78	6 February 2026

(k)	Mr Anastasios Arima has an interest in Resolution 3 and therefore believes it inappropriate to make a recommendation.

(l)	Mr Todd Hannigan has an interest in Resolution 4 and therefore believes it inappropriate to make a recommendation.

(m)	A voting exclusion statement is included in the Notice for Resolutions 3 and 4.

(n)
Other than the information above and otherwise detailed in the Notice, the Company believes there is no there is no other information that would be reasonably required by Shareholders to pass Resolutions 3 and 4.

5.6	Listing Rule 10.11

Refer to Section 4.6 for a summary of Listing Rule 10.11.

Resolution 3 seeks the required Shareholder approval to issue up to 237,944 Performance Rights to Mr Anastasios Arima (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

Resolution 4 seeks the required Shareholder approval to issue up to 196,086 Performance Rights to Mr Todd Hannigan (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

If Resolution 3 or 4 is passed, the Company will be able to proceed with the issue of the relevant Performance Rights to the relevant Director (and/or his nominee(s)) and pursuant to Listing Rule 7.2 (exception 14), the issue of the relevant Performance Rights will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 3 or 4 is not passed, the Company will not be able to proceed with the issue of the relevant Performance Rights to the relevant Director (and/or his nominee(s)), as part of their Director compensation arrangements and the Company will need to find alternative measures to compensate its Directors.

5.7	Listing Rule 6.23.3

Refer to Section 4.7 for a summary of Listing Rule 6.23.3.

In order for the Board to exercise its discretion to waive a Performance Criteria which attaches to the Performance Rights (as detailed in Section 5.3), the Company will need request a waiver from Listing Rule 6.23.3 to permit the Board to waive the Performance Criteria as a change to the terms of the Performance Rights. Any waiver granted by ASX will likely be conditional on Shareholder approval of the changes to the terms of the Performance Rights.

5.8	Listing Rule 10.19

Refer to Section 4.8 for a summary of Listing Rule 10.19.

Shareholder approval of the benefits that may be given to Messrs Arima and Hannigan (and/or their respective nominee(s)) by virtue of the conversion of the Performance Rights as a result of the automatic vesting of the Performance Rights upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan's employment is sought under Listing Rule 10.19.

Depending upon the value of the termination benefits associated with the Performance Rights (see Section 5.4), based on factors including the circumstances of, or reasons for, Messrs Arima or Hannigan ceasing employment or engagement with the Company and the conversion of the Performance Rights as a result of the automatic vesting of the Performance Rights upon the occurrence of a Qualifying Termination or waiving of the Vesting Conditions upon termination or cessation of Messrs Arima or Hannigan's employment with the Company and the equity interests of the Company at the time such benefits may crystallise, the value of the termination benefits the subject of Resolutions 3 and 4 may exceed the 5% Threshold. Shareholder approval is being sought for the purposes of Listing Rule 10.19 in order to give the Company flexibility, in case the value of the termination benefits (whether alone or in aggregate with other termination benefits) exceeds the 5% Threshold.

If Resolutions 3 or 4 are passed, the Company will be able to provide termination benefits associated with the Performance Rights to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) which may exceed the 5% Threshold to Messrs Arima or Hannigan (as applicable) in connection with Messrs Arima or Hannigan (as applicable) ceasing to hold a managerial or executive office in the Company.

If Resolutions 3 or 4 are not passed, the Company will not be able to provide termination benefits associated with the Performance Rights to Messrs Arima or Hannigan (as applicable) (and/or their respective nominee(s)) where those termination benefits along with termination benefits payable to all officers together exceed the 5% Threshold.

5.9	Specific information required by Listing Rule 10.13

The following information in relation to Resolutions 3 and 4 is provided to Shareholders for the purposes of Listing Rule 10.13:

(a)	The Performance Rights will be issued to:

(i)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 4.

(b)
Messrs Arima and Hannigan fall within Listing Rule 10.11.1 as they are related parties of the Company by virtue of being Directors. Any party they respectively nominate to receive Performance Rights may fall within category 10.11.4 of the Listing Rules as an associate of that Director.

(c)	The maximum number of Performance Rights to be granted to:

(i)	Mr Anastasios Arima (and/or his nominee(s)) is up to 237,944 Performance Rights pursuant to Resolution 3; and

(ii)	Mr Todd Hannigan (and/or his nominee(s)) is up to 196,086 Performance Rights pursuant to Resolution 4.

(d)	The material terms of the Performance Rights are detailed in Schedule 3.

(e)	The Performance Rights will be issued no later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(f)	The Performance Rights will be granted for nil consideration. Accordingly, no funds will be raised by the issue of the Performance Rights.

(g)
The Performance Rights are being issued to Messrs Arima and Hannigan as part of their Director compensation arrangements. The Company considers the issuance of Performance Rights to be a cost-effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Arima and Hannigan.

(h)	The current remuneration package of:

(i)
Mr Anastasios Arima consists of a salary of US$575,000 per annum and a discretionary performance bonus target of US$403,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 7,307,418 Performance Rights (of which 6,000,000 have vested and converted and 1,307,418 remain unvested) and 1,375,910 RSUs (of which 637,334 have vested and converted and 738,576 remain unvested); and

(ii)
Mr Todd Hannigan consists of a salary of US$402,000 per annum and a discretionary performance bonus target of up to US$282,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 4,418,906 Performance Rights (of which 3,500,000 have vested and converted and 918,906 remain unvested) and 773,130 RSUs (of which 318,666 have vested and converted and 454,464 remain unvested).

(i)	There is no agreement associated with the grant of the Performance Rights.

(j)	A voting exclusion statement is included in the Notice for Resolutions 3 and 4.

5.10	Board recommendation

The Board (excluding Mr Anastasios Arima) recommends that Shareholders vote in favour of Resolution 3.

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 4.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum words importing the singular include the plural and vice versa.

5% Threshold has the meaning given in Section 4.8.

A$ means Australian Dollars.

AEDT means Australian Eastern Daylight Time, being the time in Sydney, Western Australia.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

Board means the board of Directors.

Chair means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Closely Related Party has the meaning given in section 9 of the Corporations Act.

Company means IperionX Limited (ACN 618 935 372).

Director means a director of the Company.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any Director (whether executive or otherwise) of the Company, or if the Company is part of a consolidated entity, of an entity within the consolidated group.

Listing Rules means the listing rules of ASX.

LTI means long-term incentive.

Meeting has the meaning in the introductory paragraph of the Notice.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Option means an unquoted option which entitles the holder to subscribe for a Share in the capital of the Company.

Performance Right means an unquoted performance right that converts into a Share in the capital of the Company.

Potential Performance Right Retirement Benefits has the meaning given in Section 5.3.

Potential Option Retirement Benefits has the meaning given in Section 4.3.

Proxy Form means the proxy form attached to the Notice.

Related Party has the same meaning as in the Listing Rules.

Resolution means a resolution contained in the Notice.

Qualifying Termination has the meaning given in clause 1.4 of Schedule 2 and clause 1.4 of Schedule 3.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of one or more Shares in the Company.

STI means short-term incentive.

U.S. or the United States means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

US$ means United States Dollars.

VWAP means volume weighted average price based on the closing price of Shares on ASX.

Schedule 2

Terms and Conditions of Options

Entitlement

1.1	Each Option entitles the holder (Holder) to subscribe for, or to be transferred, one Share on payment of the Exercise Price to the Company and satisfaction of the Vesting Condition

Number of Options, Exercise Price and Expiry Date

1.2	The number of Options, Exercise Price, and Expiry Date for each Option are as follows:

Holder	Exercise Price	Expiry Date	Number of Options
Mr Anastasios Arima (and/or his nominees)	A$18.00	Five (5) years from date of issue	564,759
	A$22.00	Five (5) years from date of issue	639,205
Mr Todd Hannigan (and/or his nominees)	A$18.00	Five (5) years from date of issue	465,410
	A$22.00	Five (5) years from date of issue	526,760

Vesting Conditions

1.3	The vesting of the Options is subject to the Holder's continuous service to the Company for four (4) years from date of issue (Vesting Condition).

1.4	If:

(a)
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

(b)
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant of Options; or

(c)	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all Options that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such Options.

1.5	Options will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied prior to the Expiry Date or waived by the Board.

Satisfaction of Vesting Condition

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Conditions applicable to the Options and also retains a discretion to waive Vesting Conditions.

Method of Exercise

1.7
Subject to clause 1.8, each Option is exercisable by the Holder within the Exercise Period, subject to the Holder delivering to the registered office of the Company or such other address as determined by the Board of:

(a)	a signed notice of exercise for the relevant Options (Notice of Exercise);

(b)
subject to the cashless exercise option, a cheque or cash or such other form of payment determined by the Board in its sole and absolute discretion as satisfactory for the amount of the Exercise Price; and

1.8
If on the date the Company receives a Notice of Exercise the Company is in possession of excluded information (as defined in section 708A(7) of the Corporations Act) (if any), then the exercise of the Option is deemed to occur on the later of:

(a)	the time the Holder satisfies the requirements of clause 1.7; and

(b)	when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information.

1.9
For the avoidance of doubt, if the Company is not in possession of excluded information on the date the Notice of Exercise is received, the relevant date of exercise of the Options will be the date the Holder satisfies the requirements of clause 1.7.

No Issue Unless Cleared Funds

1.10
Where a cheque is presented as payment of the Exercise Price on the exercise of Options, the Company will not, unless otherwise determined by the Board, allot and issue or transfer Shares until after any cheque delivered in payment of the Exercise Price has been cleared by the banking system.

Cashless Exercise of Options

1.11
Subject to clause 1.12, a Holder may elect to pay the Exercise Price for each Option by setting off the total Exercise Price against the number of Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Shares to the value of the surplus after the Exercise Price has been set off.

1.12
If the Holder elects to use the Cashless Exercise Facility, the Holder will only be issued that number of Shares (rounded down to the nearest whole number) as is equal in value to the difference between the total Exercise Price otherwise payable for the Options on the Options being exercised and the then market value of the Shares at the time of exercise calculated in accordance with the following formula:

S = O x (MSP - EP)
MSP

Where:

S = Number of Shares to be issued on exercise of the Options

O = Number the Options being exercised

MSP = Market value of the Shares calculated using the volume weighted average of the Shares on ASX for the 5 trading days immediately prior to (and excluding) the date of the Notice of Exercise

EP = Exercise Price

1.13
If the difference between the total Exercise Price otherwise payable for the Options on the Options being exercised and the then market value of the Shares at the time of exercise (calculated in accordance with clause 1.12) is zero or negative, then a Holder will not be entitled to use the Cashless Exercise Facility.

Minimum Exercise

1.14	Options must be exercised in multiples of one hundred (100) unless fewer than one hundred (100) Options are held by a Holder or the Board otherwise agrees.

Actions on Exercise

1.15	Following the exercise of Options:

(a)	the Options will automatically lapse; and

(b)	the Company will allot and issue, or transfer, the number of Shares for which the Holder is entitled to subscribe for or acquire through the exercise of the Options.

Timing of the Issue of Shares on Exercise and Quotation

1.16	The Company must within twenty (20) business days after the exercise of the Option:

(a)	allot and issue the Shares pursuant to the exercise of the Options;

(b)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(c)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

1.17
Notwithstanding clause 1.16 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares pursuant to clause 1.16(b) shall be postponed if such Holder at any time after the delivery of a Notice of Exercise and payment of the Exercise Price for each Option being exercised (if applicable) elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.17(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.17(c).

Shares Issued on Exercise

1.18	Shares issued on the exercise of the Options rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.19	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the exercise of the Options.

Adjustment for Reorganisation

1.20
Subject to any applicable laws (including the ASX Listing Rules), the number of Options held by a Holder may, in the sole and absolute discretion of the Board, be determined to be such number as is appropriate and so that the Holder does not suffer any material detriment following any variation in the share capital of the Company arising from:

(a)	a reduction, subdivision or consolidation of share capital;

(b)	a reorganisation of share capital;

(c)	a distribution of assets in specie;

(d)	the payment of a dividend, otherwise than in the ordinary course, of an amount substantially in excess of the Company's normal distribution policy; or

(e)	any issue of ordinary shares or other equity securities or instruments which convert into ordinary shares by way of capitalisation of profits or reserves.

1.21
If there is any reorganisation of the issued share capital of the Company, the terms of Options and the rights of the Holder who holds such Options will be varied, including an adjustment to the number of Options and/or the Exercise Price applicable to Options, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

1.22
Upon any adjustment being made, the Board will notify each Holder (or his or her legal personal representative where applicable) in writing, informing them of the number of Options held by the relevant Holder.

Holder in New Issues and Other Rights

1.23	A Holder who holds Options is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders;

(b)	receive any dividends declared by the Company;

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders during the term of the Options; or

(e)	cash for the Options or any right to participate in surplus assets or profits of the Company on winding up,

(f)	unless and until the Options are exercised and the Holder holds Shares.

Adjustment for Rights Issue

1.24
If the Company makes an issue of Shares pro rata to existing Shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of an Option will be reduced according to the following formula:

New exercise price = O - (E[P-(S+D)] divided by  N+1)

O =	the old Exercise Price of the Option.

E =	the number of underlying Shares into which one Option is exercisable.

P =	average market price per Share weighted by reference to volume of the underlying Shares during the five (5) trading days ending on the day before the ex rights date or ex entitlements date.

S =	the subscription price of a Share under the pro rata issue.

D =	the dividend due but not yet paid on the existing underlying Shares (except those to be issued under the pro rata issue).

N =	the number of Shares with rights or entitlements that must be held to receive a right to one new share.

Adjustment for Bonus Issue of Shares

1.25	If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(a)
the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the Holder would have received if the Holder had exercised the Option before the record date for the bonus issue; and

(b)	no change will be made to the Exercise Price.

Change of Control

1.26	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenth percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.27	Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur:

(a)	a Holder may exercise any or all of their Options, regardless of whether the Vesting Conditions have been satisfied, provided that no Option will be capable of exercise later than the Expiry Date; and

(b)
if the Board has procured an offer for all holders of Options on like terms (having regard to the nature and value of the Options) to the terms proposed under the Change in Control Event and the Board has specified (in its absolute discretion) a period during which the holders of Options may elect to accept the offer and, if the holder has not so elected at the end of that offer period, the Options, if not exercised within 10 days of the end of that offer period, shall expire.

Quotation

1.28	The Company will not seek official quotation of any Options.

No Transfer of Options

1.29
Options may not be assigned, transferred, encumbered with a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature (Security Interest) in or over them, or otherwise disposed of by a Holder, unless:

(a)	the prior consent of the Board is obtained, which consent may impose such terms and conditions on such assignment, transfer, encumbrance with a Security Interest or disposal as the Board sees fit; or

(b)	such assignment or transfer occurs by force of law upon the death or total and permanent disablement of a Holder to the Holder's legal personal representative.

Options to be Recorded

1.30	Options will be recorded in the appropriate register of the Company

Schedule 3

Terms and Conditions of Performance Rights

Entitlement

1.1
Each Performance Right confers an entitlement to be provided with one Share, credited as fully paid, at no cost, upon the full satisfaction of the Performance Criteria specified by the Board in relation to the Performance Rights.

Performance Criteria, Variation to Performance Criteria and Expiry Date

1.2	The Performance Criteria and Expiry Dates of each Performance Right is referred to in the table below.

Recipient	Performance Criteria	Expiry Date	Number of Performance Rights
Mr Anastasios Arima (and/or his nominees)	The Company achieving a 30-day VWAP on ASX of at least A$18.00 per share within four (4) years from date of issue and Mr Arima having achieved continuous service to the Company for four (4) years from date of issue	Five (5) years from date of issue	237,944
Mr Todd Hannigan (and/or his nominees)	The Company achieving a 30-day VWAP on ASX of at least A$18.00 per share within four (4) years from date of issue and Mr Hannigan having achieved continuous service to the Company for four (4) years from date of issue	Five (5) years from date of issue	196,086

1.3
Performance Rights will only vest and entitle the holder (Holder) to be issued Shares if the applicable Performance Criteria have been satisfied prior to the end of the Expiry Date (Performance Period) or waived by the Board.

1.4	If:

1.4.1
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

1.4.2
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant of Performance Rights; or

1.4.3	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all Performance Rights that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Performance Criteria with respect to such Performance Rights.

1.5	The Performance Rights, together with any Shares issued upon conversion of the Performance Rights, will be subject to voluntary escrow for (5) years until February 2, 2031.

Satisfaction of Performance Criteria

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Performance Criteria applicable to the Performance Rights at the end of the Performance Period and also retains a discretion to waive Performance Criteria. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Performance Criteria for the relevant number of Performance Rights held in accordance with clause 1.8.

Lapse of Performance Rights

1.7	Where Performance Rights have not satisfied the Performance Criteria within the Performance Period or Expiry Date (whichever occurs earlier) those Performance Rights will automatically lapse.

Timing of the Issue of Shares and Quotation

1.8	The Company must within twenty (20) business days after the later of the following:

1.8.1	the satisfaction of the Performance Criteria applicable to the Performance Rights; and

1.8.2
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information. If there is no such information, the relevant date will be the date the relevant Performance Criteria are satisfied pursuant to clause 1.6, the Company will:

1.8.3	allot and issue the Shares pursuant to the vesting of the Performance Rights;

1.8.4
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

1.8.5	apply for official quotation on ASX of Shares issued pursuant to the vesting of the Performance Rights.

1.9
Notwithstanding clause 1.8 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares shall be postponed if such Holder at any time after the relevant Performance Criteria are satisfied pursuant to clause 1.6 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

1.9.1	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

1.9.2	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

1.9.3	the Company shall release the holding lock on the Shares on the earlier to occur of:

1.9.3.1	the date that is twelve (12) months from the date of issue of the Share;

1.9.3.2	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

1.9.3.3	the date a transfer of the Shares occurs pursuant to clause 1.9.4 of these terms and conditions; and

1.9.4
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.9.3.1.

Shares Issued

1.10	Shares issued on the satisfaction of the Performance Criteria attaching to the Performance Rights rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.11	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the Performance Rights.

Reorganisation

1.12
If there is any reorganisation of the issued share capital of the Company, the terms of Performance Rights and the rights of the Holder who holds such Performance Rights will be varied, including an adjustment to the number of Performance Rights, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.13	A Holder who holds Performance Rights is not entitled to:

1.13.1	notice of, or to vote or attend at, a meeting of the Shareholders;

1.13.2	receive any dividends declared by the Company;

1.13.3	participate in any new issues of securities offered to Shareholders during the term of the Performance Rights; or

1.13.4	cash for the Performance Rights or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the Performance Rights are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.14
If during the term of any Performance Right, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any Performance Rights, only in respect of Shares issued in respect of vested Performance Rights.

1.15
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Performance Criteria which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.16
If, during the term of any Performance Right, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the Performance Rights then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.17	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

1.17.1
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

1.17.2	a Takeover Bid:

1.17.2.1	is announced;

1.17.2.2	has become unconditional; and

1.17.2.3	the person making the Takeover Bid has a Relevant Interest in fifty percent (50%) or more of the issued Shares;

1.17.3	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

1.17.4
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.18
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted Performance Rights which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Performance Criteria have been satisfied.

Quotation

1.19	The Company will not seek official quotation of any Performance Rights.

Performance Rights Not Property

1.20	A Holder's Performance Rights are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of Performance Rights

1.21	Unless otherwise determined by the Board, Performance Rights cannot be transferred to or vest in any person other than the Holder.